FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

                                HSBC Holdings plc

Pillar 3 Disclosures at 31 March 2020

Unless the context requires otherwise, 'HSBC Holdings' means HSBC Holdings plc and 'HSBC', the 'Group', 'we', 'us' and 'our' refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People's Republic of China is referred to as 'Hong Kong'. When used in the terms 'shareholders' equity' and 'total shareholders' equity', 'shareholders' means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations '$m' and '$bn' represent millions and billions (thousands of millions) of US dollars respectively.

This document should be read in conjunction with the 1Q20 Earnings Release, which has been published on our website www.hsbc.com

Contacts
Enquiries relating to HSBC's strategy or operations may be directed to:

Richard O'Connor Global Head of Investor Relations HSBC Holdings plc 8 Canada Square London E14 5HQ United Kingdom	Mark Phin Head of Asia Pacific Investor Relations The Hongkong and Shanghai Banking Corporation Limited 1 Queen's Road Central Hong Kong

Telephone: +44 (0) 20 7991 6590	Telephone: +852 2822 4908

Email: investorrelations@hsbc.com	Email: investorrelations@hsbc.com.hk

Introduction
Regulatory framework for disclosures

We are supervised on a consolidated basis in the UK by the Prudential Regulation Authority ('PRA'), which receives information on the capital adequacy of, and sets capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors who set and monitor their local capital adequacy requirements. In most jurisdictions, non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

At a consolidated Group level, capital is calculated for prudential regulatory reporting purposes using the Basel III framework of the Basel Committee on Banking Supervision ('Basel'), as implemented by the European Union ('EU') in the revisions to the Capital Requirements Regulation, as implemented ('CRR II'), and in the PRA Rulebook for the UK banking industry. The regulators of Group banking entities outside the EU are at varying stages of implementing the Basel III framework, so the Group may have been subject to local regulations that were on the basis of the Basel I, II or III frameworks.

The Basel framework is structured around three 'pillars': the

Pillar 1 minimum capital requirements and Pillar 2 supervisory review process are complemented by Pillar 3 market discipline. The aim of Pillar 3 is to produce disclosures that allow market participants to assess the scope of application by banks of the Basel framework and the rules in their jurisdiction, their capital condition, risk exposures and risk management processes, and hence their capital adequacy.

Pillar 3 disclosures

Our Pillar 3 Disclosures at 31 March 2020 comprises both quantitative and qualitative information required under Pillar 3. These disclosures are made in accordance with Part Eight of CRR II and the European Banking Authority's ('EBA') guidelines on disclosure requirements. They are supplemented by specific additional requirements of the PRA and discretionary disclosures on our part.

The Pillar 3 disclosures are governed by the Group's disclosure policy framework as approved by the Group Audit Committee.

To give insight into movements during the year, we provide comparative figures, commentary of variances and flow tables for capital requirements. In all tables where the term 'capital requirements' is used, this represents the minimum total capital charge set at 8% of risk weighted assets ('RWAs') by article 92 of the Capital Requirements Regulation. Table name references and row numbering in tables identify those prescribed in the relevant EBA guidelines where applicable and where there is a value.

Where disclosures have been enhanced, or are new, we do not generally restate or provide comparatives. Wherever specific rows and columns in the tables prescribed by the EBA or Basel are not applicable or immaterial to our activities, we omit them and follow the same approach for comparative disclosures.

Pillar 3 requirements may be met by inclusion in other disclosure media. Where we adopt this approach, references are provided to the relevant pages of the 1Q20 Earnings Release or to other locations.

We continue to engage in the work of the UK authorities and industry associations to improve the transparency and comparability of UK banks' Pillar 3 disclosures.

Highlights

Common equity tier 1 ($bn and %)1

PLEASE CLICK ON THE LINK BELOW TO VIEW THE ASSOCIATED CHART

http://www.rns-pdf.londonstockexchange.com/rns/4576M_1-2020-5-11.pdf

Risk-weighted assets by risk type at 31 March 2020 (%)

PLEASE CLICK ON THE LINK BELOW TO VIEW THE ASSOCIATED CHART

http://www.rns-pdf.londonstockexchange.com/rns/4576M_1-2020-5-11.pdf

1     The capital figures and ratios are reported in accordance with CRR II.

Regulatory developments

Covid-19

The current Covid-19 pandemic has created an unprecedented challenge to the global economy. Governments, central banks and regulatory authorities have responded to this challenge with a number of regulatory measures. The substance of the announcements and the pace of response varies by jurisdiction. Furthermore, the position is evolving rapidly. As a result, it is only possible to give an overview of these. Broadly, they fall into three categories:

●    Customer support measures: Many jurisdictions have announced support measures such as payment moratoria and guarantees on loans to protect customers. These have been supported by regulators providing further guidance on the interpretation of the regulatory and accounting frameworks.

●    Amendments to current RWAs, capital and liquidity: Regulators have supported the economy by various actions available under the regulations e.g. reductions in banks' countercyclical buffers. Furthermore, various regulators have provided guidance on the application of the prudential regime in areas that have been highlighted as more volatile in the current environment, such as market risk RWAs.

●    Operational capacity measures: Regulators have taken steps to delay or cancel certain key pieces of work to ensure that firms have greater operational capacity to respond to the challenges arising from the Covid-19 pandemic. This includes stress testing, the resolvability assessment framework and the roll-out of the Basel III Reforms. Further details on the latter are provided below.

For additional information on the impact of Covid-19 on risk management, see page 9.

The UK's withdrawal from the EU

The UK left the EU on 31 January 2020. In order to smooth the transition, the UK remains subject to EU law during an implementation period, which is currently expected to end on 31 December 2020. This implementation period may be extended by a further two years, subject to political agreement. If it is not extended, the PRA and the Financial Conduct Authority have confirmed that they will grant a further transitional period that delays the prudential impacts until 31 March 2022, subject to certain exceptions.

The Basel Committee

In December 2017, the Basel Committee ('Basel') published the Basel III Reforms. The package is broadly final, with Basel having completed a recalibration of the market risk RWA regime, the Fundamental Review of the Trading Book ('FRTB'), in January 2019. The remaining outstanding element is the revision of the calibration of the credit valuation adjustment ('CVA') framework, which Basel consulted on in November 2019.

In March 2020, Basel announced a one-year delay to the implementation of the package. It is now expected to be implemented on 1 January 2023, with a five-year transitional provision for the output floor. This floor ensures that, at the end of the transitional period, banks' total RWAs will be no lower than 72.5% of those generated by the standardised approaches. The final standards will need to be transposed into the relevant local law before coming into effect. The EU, the UK and Hong Kong authorities have already indicated that they will apply the new timetable.

There remains a significant degree of uncertainty around the impact due to the number of national discretions within Basel's reforms and the need for further supporting technical standards to be developed. Furthermore, any impact needs to be viewed in light of the possibility of offsets against Pillar 2, which may arise as shortcomings within Pillar 1 are addressed.

The Capital Requirements Regulation amendments

In June 2019, the EU enacted the final rules amending the Capital Requirements Regulation, known as the CRR II. This was the EU's implementation of the Financial Stability Board's ('FSB') requirements for total loss Absorbing capacity ('TLAC'), known in the EU as the minimum requirement for own funds and eligible liabilities ('MREL'). Furthermore, it also included changes to the own funds regime.

The CRR II will also implement the first tranche of changes to the EU's legislation to reflect the Basel III Reforms, including the FRTB, revisions to the standardised approach for measuring counterparty risk, changes to the equity investments in funds rules and the new leverage ratio rules. The CRR II rules are currently expected to follow a phased implementation with significant elements entering into force in 2021, in advance of Basel's timeline. However, it is possible that this may change as a result of the Covid-19 pandemic.

The CRR II applies to HSBC's subsidiaries in the EU. Following the UK's exit from the EU, only the parts of the CRR II that are in force at the end of the implementation period will be transposed into UK law. As a result, any elements that are scheduled to enter into force after the end of the implementation period will need to be implemented separately by the UK.

The EU's implementation of the Basel III Reforms

The remaining elements of the Basel III Reforms will be implemented in the EU by a further set of amendments to the Capital Requirements Regulation ('CRR III'). In 2019, the European Commission began consulting on the implementation of CRR III, which will include reforms to credit risk, operational risk and the output floor. However, draft CRR III text has not yet been published. The EU implementation will then be subject to an extensive negotiation process with the EU Council and Parliament. As a result, the final form of the rules remains unclear.

It is expected that the implementation period of the UK's departure from the EU will have been completed before the CRR III enters into EU law. As a result, the UK will have to implement the remaining Basel III Reforms independently under UK law.

Key metrics
Key metrics (KM1/IFRS9-FL)
			At
			31 Mar	31 Dec	30 Sep	30 Jun	31 Mar
Ref*		Footnotes	2020	2019	2019	2019	2019
	Available capital ($bn)	1
1	Common equity tier 1 ('CET1') capital		125.2	124.0	123.8	126.9	125.8
2	CET1 capital as if IFRS 9 transitional arrangements had not been applied		124.5	123.1	122.9	126.0	124.9
3	Tier 1 capital		149.2	148.4	149.7	152.8	151.8
4	Tier 1 capital as if IFRS 9 transitional arrangements had not been applied		148.5	147.5	148.8	151.9	150.9
5	Total capital		174.0	172.2	175.1	178.3	177.8
6	Total capital as if IFRS 9 transitional arrangements had not been applied		173.3	171.3	174.2	177.4	176.9
	Risk-weighted assets ('RWAs') ($bn)
7	Total RWAs		857.1	843.4	865.2	886.0	879.5
8	Total RWAs as if IFRS 9 transitional arrangements had not been applied		856.7	842.9	864.7	885.5	878.9
	Capital ratios (%)	1
9	CET1		14.6	14.7	14.3	14.3	14.3
10	CET1 as if IFRS 9 transitional arrangements had not been applied		14.5	14.6	14.2	14.2	14.2
11	Tier 1		17.4	17.6	17.3	17.2	17.3
12	Tier 1 as if IFRS 9 transitional arrangements had not been applied		17.3	17.5	17.2	17.2	17.2
13	Total capital		20.3	20.4	20.2	20.1	20.2
14	Total capital as if IFRS 9 transitional arrangements had not been applied		20.2	20.3	20.1	20.0	20.1
	Additional CET1 buffer requirements as a percentage of RWAs (%)
	Capital conservation buffer requirement		2.50	2.50	2.50	2.50	2.50
	Countercyclical buffer requirement		0.22	0.61	0.69	0.68	0.67
	Bank G-SIB and/or D-SIB additional requirements		2.00	2.00	2.00	2.00	2.00
	Total bank CET1 specific buffer requirements		4.72	5.11	5.19	5.18	5.17
	Total capital requirement (%)	2
	Total capital requirement		11.0	11.0	11.0	11.0	11.0
	CET1 available after meeting the bank's minimum capital requirements		8.4	8.5	8.1	8.1	8.1
	Leverage ratio	3
15	Total leverage ratio exposure measure ($bn)		2,782.7	2,726.5	2,708.2	2,786.5	2,735.2
16	Leverage ratio (%)		5.3	5.3	5.4	5.4	5.4
17	Leverage ratio as if IFRS 9 transitional arrangements had not been applied (%)		5.2	5.3	5.4	5.3	5.4
	Liquidity coverage ratio ('LCR')	4
	Total high-quality liquid assets ($bn)		617.2	601.4	513.2	532.8	535.4
	Total net cash outflow ($bn)		395.0	400.5	378.0	391.0	374.8
	LCR ratio (%)		156.3	150.2	135.8	136.3	142.9

*     The references in this table and other tables within this section identify the lines prescribed in the relevant EBA template where applicable and where there is a value.
1     Effective 30 June 2019, the capital figures and ratios are reported in accordance with the revised Capital Requirements Regulation, as implemented ('CRR II'). Prior period capital figures and ratios are reported on a Capital Requirements Regulation and Directive ('CRD IV') transitional basis.

2     Total capital requirement is defined as the sum of Pillar 1 and Pillar 2A capital requirements set by the UK PRA. The minimum requirements represent the total capital requirement to be met by CET1.
3     Effective 30 June 2019, the leverage ratio is calculated using the CRR II end point basis for capital. Prior period leverage ratios are calculated on the CRD IV end point basis for capital. For further information on the leverage ratio, please see page 20 of the 1Q20 Earnings Release.
4     The EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation do not apply to liquidity coverage measures. LCR is calculated as at the end of each period rather than using average values.

We have adopted the regulatory transitional arrangements for IFRS 9 'Financial Instruments', including paragraph four within article 473a of the Capital Requirements Regulation, published by the EU on 27 December 2017. These transitional arrangements permit banks to add back to their capital base a proportion (currently 70%) of the impact that IFRS 9 has upon their loan loss allowances during the first five years of use. The impact of IFRS 9 on loan loss allowances is defined as:

●    the increase in loan loss allowances on day one of IFRS 9 adoption; and

●    any subsequent increase in expected credit losses ('ECL') in the non-credit-impaired book thereafter.

Any add-back must be tax affected and accompanied by a recalculation of capital deduction thresholds, exposure and RWAs.The impact is calculated separately for portfolios using the standardised ('STD') and internal ratings based ('IRB') approaches. For IRB portfolios, there is no add-back to capital unless loan loss allowances exceed regulatory 12-month expected losses. In the current period, the add-back to the capital base amounted to $0.8bn under the STD approach with a tax impact of $0.2bn and a capital deduction threshold impact of $0.1bn. We made no add-back for portfolios on the IRB approach as our loan loss allowances remained lower than regulatory expected losses.

Capital
Approach and policy

Our approach to capital management is driven by our strategic and organisational requirements, taking into account the regulatory, economic and commercial environment. We aim to maintain a strong capital base to support the risks inherent in our business and invest in accordance with our strategy, meeting both consolidated and local regulatory capital requirements at all times.

A list of the main features of our capital instruments in accordance with Annex III of Commission Implementing Regulation 1423/2013 is also published on our website with reference to our balance sheet on 31 December 2019. This is in addition to the full terms and conditions of our securities, also available on our website.

For further details of our approach to capital risk management, see page 152 of the Annual Report and Accounts 2019.

Own funds disclosure
		At
		31 Mar	31 Dec
		2020	2019
Ref		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	162,229	153,280
28	Total regulatory adjustments to common equity tier 1	(37,011)	(29,314)
29	Common equity tier 1 capital	125,218	123,966
36	Additional tier 1 capital before regulatory adjustments	24,086	24,453
43	Total regulatory adjustments to additional tier 1 capital	(60)	(60)
44	Additional tier 1 capital	24,026	24,393
45	Tier 1 capital	149,244	148,359
51	Tier 2 capital before regulatory adjustments	26,113	25,192
57	Total regulatory adjustments to tier 2 capital	(1,400)	(1,401)
58	Tier 2 capital	24,713	23,791
59	Total capital	173,957	172,150
At 31 March 2020, our CET1 ratio was 14.6%, down from 14.7% at 31 December 2019. CET1 capital increased during the quarter by $1.2bn, mainly as a result of:

●    the cancellation of the 4Q19 unpaid dividend of $3.4bn at the PRA's request;

●    capital generation of $1.9bn through profits;

●    a $0.9bn increase in FVOCI reserves; and

●    a fall in the deduction for excess expected loss of $0.7bn.

These increases were partly offset by:

●    foreign currency translation differences of $4.7bn; and

●    a $0.5bn increase in the deduction for prudent valuation adjustment.

These movements reflected the impact of the Covid-19 outbreak on our CET1 ratio at 31 March 2020 in a number of ways. The cancellation of the unpaid dividend for 4Q19 at the PRA's request strengthened our CET1 ratio by 0.4%. This, and our decision not to pay an interim dividend for 1Q20 on ordinary shares, have offset the negative impacts of lower profitability, foreign exchange movements and the rise in the deduction for prudent valuation adjustment.

The Group's countercyclical capital buffer requirement fell by $3.3bn, mainly as a result of the decision of the Bank of England's Financial Policy Committee and the Hong Kong Monetary Authority to reduce their requirements with immediate effect during March to mitigate the impacts of the outbreak.

Risk-weighted assets
Overview of RWAs (OV1)
			31 Mar	31 Dec	31 Mar
			2020	2019	2020
			RWAs	RWAs	Capital requirement1
Ref		Footnotes	$bn	$bn	$bn
1	Credit risk (excluding counterparty credit risk)		631.9	624.3	50.6
2	- standardised approach		119.9	126.1	9.6
3	- foundation internal ratings based ('IRB') approach		101.2	32.3	8.1
4	- advanced IRB approach		410.8	465.9	32.9
6	Counterparty credit risk		47.3	43.9	3.8
7	- mark-to-market		23.2	20.6	1.9
10	- internal model method ('IMM')		20.0	18.7	1.6
11	- risk exposure amount for contributions to the default fund of a central counterparty		0.6	0.6	-
12	- credit valuation adjustment		3.5	4.0	0.3
13	Settlement risk		0.2	0.2	-
14	Securitisation exposures in the non-trading book		10.4	8.3	0.8
15	- IRB method		-	1.8	-
17	- IRB internal assessment approach		-	0.6	-
18	- standardised approach		-	1.3	-
14a	- exposures subject to the new securitisation framework	2	10.4	4.6	0.8
19	Market risk		34.8	29.9	2.8
20	- standardised approach		8.8	7.8	0.7
21	- internal models approach ('IMA')		26.0	22.1	2.1
23	Operational risk		89.2	92.8	7.1
25	- standardised approach		89.2	92.8	7.1
27	Amounts below the thresholds for deduction (subject to 250% risk weight)		43.3	44.0	3.5
29	Total		857.1	843.4	68.6

1     'Capital requirement' in this and subsequent tables represents the minimum capital charge set at 8% of RWAs by article 92 of the Capital Requirements Regulation.
2     On 1 January 2019, a new securitisation framework came into force in the EU for new transactions. All remaining transactions that were subject to 'grandfathering' provisions have transferred to the new framework on 1 January 2020. Our exposures subject to the approaches under the new framework at 31 March 2020 include $1.8bn under the Sec-IRBA approach, $2.5bn under the Sec-SA approach, $3.6bn under the Sec-ERBA approach, and $2.5bn under the internal assessment approach.

Credit risk (including amounts below the thresholds for deduction)

RWAs increased by $6.9bn in the first quarter of the year, including a decrease of $22.7bn due to foreign currency translation differences. Excluding foreign currency translation differences, the increase of $29.6bn was largely driven by asset size increases of $26.0bn, reflecting lending growth, most significantly in Global Banking and Markets ('GB&M') and Commercial Banking ('CMB').

An increase of $4.5bn was due to changes in asset quality, which included credit rating downgrades caused by the Covid-19 outbreak, mostly in North America and Asia.

Changes to methodology and policy led to an RWA decrease of $1.0bn. Management initiatives reduced RWAs by $4.1bn. These included risk parameter refinements, a change in the treatment of undrawn private equity fund commitments and improved collateral linkage. This was partly offset by a net increase of $3bn due to the transfer of certain UK corporate portfolios from the advanced IRB approach to the foundation IRB approach, following discussions with the PRA. The net $3bn comprised an increase of $66bn under the foundation IRB approach, offset by a decrease of $63bn under the advanced IRB approach as a result of the transfer of portfolios.

Counterparty credit risk

Counterparty credit risk (including settlement risk) RWAs increased by $3.4bn, largely as a result of mark-to-market movements and increased derivative trading volumes in GB&M, partly offset by management initiatives.

Securitisation

Securitisation RWAs increased by $2.1bn, primarily due to the movement of exposures onto the new securitisation framework.  This increased RWAs by $2.8bn. This was partly offset by a $1.0bn asset size reduction, mostly in Europe.

Market risk

Market Risk RWAs increased by $4.9bn, mainly due to increased sovereign exposures and recent market volatility in Asia and Europe.

Operational risk

Operational Risk RWAs decreased by $3.6bn due to foreign currency translation differences.

RWAs by geographical region
		Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total
	Footnotes	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk		206.9	296.6	49.5	106.7	25.9	685.6
Counterparty credit risk		25.1	10.5	1.4	9.2	1.3	47.5
Market risk	1	25.8	21.9	2.1	5.6	1.5	34.8
Operational risk		22.8	44.5	6.1	11.6	4.2	89.2
At 31 Mar 2020		280.6	373.5	59.1	133.1	32.9	857.1

1     RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2020	257.9	345.9	55.5	117.6	36.6	29.9	843.4
Asset size	7.7	9.4	1.9	10.5	1.7	4.6	35.8
Asset quality	(0.9)	2.5	0.2	2.7	(0.2)	-	4.3
Model updates	(0.6)	0.5	-	-	-	-	(0.1)
Methodology and policy	2.2	(1.0)	(0.2)	(0.7)	(0.6)	0.3	-
Foreign exchange movements	(11.5)	(5.7)	(0.4)	(2.6)	(6.1)	-	(26.3)
Total RWA movement	(3.1)	5.7	1.5	9.9	(5.2)	4.9	13.7
RWAs at 31 Mar 2020	254.8	351.6	57.0	127.5	31.4	34.8	857.1
RWA flow statements of credit risk exposures under IRB approach1 (CR8)
					RWAs		Capitalrequirement
Ref					$bn		$bn
1	RWAs at 1 Jan 2020				498.2		39.9
2	Asset size				24.0		1.9
3	Asset quality				4.5		0.4
4	Model updates				0.5		-
5	Methodology and policy				0.7		0.1
7	Foreign exchange movements				(15.9)		(1.3)
9	RWAs at 31 Mar 2020				512.0		41.0

1     Securitisation positions are not included in this table.

RWAs under the IRB approach increased by $13.8bn during 1Q20, including a decrease of $15.9bn due to foreign currency translation differences. The $29.7bn increase (excluding foreign currency translation differences) was primarily due to asset size growth of $24bn and changes in asset quality increasing RWAs by $4.5bn.

Asset size movements reflected lending growth in GB&M and CMB, primarily in term lending and the drawdown of facilities, which included the effects of the Covid-19 outbreak. The increase in RWAs due to changes in asset quality included credit rating downgrades caused by the outbreak, mostly in North America and Asia.

RWA flow statements of counterparty credit risk exposures under the IMM (CCR7)
		RWAs	Capital requirement
Ref		$bn	$bn
1	RWAs at 1 Jan 2020	21.8	1.7
2	Asset size	2.1	0.2
5	Methodology and policy	(1.0)	(0.1)
9	RWAs at 31 Mar 2020	22.9	1.8

RWAs under the IMM grew by $1.1bn in 1Q20. A $2.1bn increase in RWAs from asset size movements was driven mainly by mark-to-market movements due to higher market volatility. A $1bn decrease in RWAs was due to changes to methodology and policy, primarily management initiatives including risk parameter refinements.

RWA flow statements of market risk exposures under the IMA (MR2-B)
		VaR	Stressed VaR	IRC	Other	Total RWAs	Capital requirement
Ref		$bn	$bn	$bn	$bn	$bn	$bn
1	RWAs at 1 Jan 2020	5.3	8.0	6.6	2.2	22.1	1.8
2	Movement in risk levels	0.5	0.6	2.6	0.2	3.9	0.3
8	RWAs at 31 Mar 2020	5.8	8.6	9.2	2.4	26.0	2.1

RWAs under the IMA increased by $3.9bn, comprising a rise in risk levels, largely due to higher sovereign exposures and recent market volatility in Asia and Europe.

Minimum requirement for own funds and eligible liabilities

A requirement for total loss-absorbing capacity ('TLAC'), as defined in the final standards adopted by the Financial Stability Board, came into effect on 1 January 2019. In the EU, TLAC requirements were implemented via CRR II, which came into force in June 2019 and included a new framework on minimum requirement for own funds and eligible liabilities ('MREL').

MREL includes own funds and liabilities that can be written down or converted into capital resources in order to absorb losses or recapitalise a bank in the event of its failure.

The new framework is complemented by disclosure requirements. As the specific EU format is yet to be agreed, the disclosures below are based on the formats provided in the Basel Committee Standards for Pillar 3 disclosures.

In line with our existing structure and business model, we have three resolution groups - namely the European resolution group, the Asian resolution group and the US resolution group. Smaller entities outside these resolution groups can be separately resolved.

The following table summarises key metrics for each of the Group's three resolution groups. Fully loaded values and ratios are calculated without applying any regulatory transitional arrangements for ECL that may be available to the resolution group.

Key metrics of the resolution groups (KM2)
		Resolution groups
		European1				Asian2				US3
		At 31 Mar 2020	At 31 Dec 2019	At 30 Sep 2019	At 30 Jun 2019	At 31 Mar 2020	At 31 Dec 2019	At 30 Sep 2019	At 30 Jun 2019	At 31 Mar 2020	At 31 Dec 2019	At 30 Sep 2019	At 30 Jun 2019
1	Total loss absorbing capacity ('TLAC') available ($bn)	98.5	94.6	95.5	97.3	96.0	98.8	97.2	97.0	30.5	29.8	30.2	31.7
1a	Fully loaded ECL accounting model TLAC available ($bn)	98.4	94.4	95.3	97.1	96.0	98.8	97.2	97.0	30.4	N/A	N/A	N/A
2	Total RWAs at the level of the resolution group ($bn)	299.6	297.4	316.8	321.1	374.8	366.1	370.6	371.1	140.4	128.7	139.0	140.8
3	TLAC as a percentage of RWA (row1/row2) (%)	32.9	31.8	30.1	30.3	25.6	27.0	26.2	26.1	21.7	23.2	21.7	22.5
3a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model RWA (%)	32.8	31.8	30.1	30.2	25.6	27.0	26.2	26.1	21.7	N/A	N/A	N/A
4	Leverage exposure measure at the level of the resolution group ($bn)	1,163	1,167	1,133	1,176	1,055	1,036	1,025	1,041	367	332	373	363
5	TLAC as a percentage of leverage exposure measure (row1/row4) (%)	8.5	8.1	8.4	8.3	9.1	9.5	9.5	9.3	8.3	9.0	8.1	8.8
5a	Fully loaded ECL accounting model TLAC as a percentage of fully loaded ECL accounting model leverage exposure measure (%)	8.5	8.1	8.4	8.3	9.1	9.5	9.5	9.3	N/A	N/A	N/A	N/A
6a	Does the subordination exemption in the antepenultimate paragraph of section 11 of the FSB TLAC term sheet apply?	No	No	No	No	No	No	No	No	No	No	No	No
6b	Does the subordination exemption in the penultimate paragraph of section 11 of the FSB TLAC term sheet apply?	No	No	No	No	No	No	No	No	No	No	No	No
6c
If the capped subordination exemption applies, the amount of funding issued that ranks pari passu with excluded liabilities and that is recognised as external TLAC, divided by funding issued that ranks pari passu with excluded liabilities and that would be recognised as external TLAC if no cap was applied (%)

		N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

1     The European resolution group reports in accordance with the applicable provisions of the Capital Requirements Regulation as amended by CRR II. Unless otherwise stated, all figures are calculated using the EU's regulatory transitional arrangements for IFRS 9 in article 473a of the Capital Requirements Regulation.
2     Reporting for the Asian resolution group follows the Hong Kong Monetary Authority regulatory rules. IFRS 9 has been implemented but no regulatory transitional arrangements apply.
3     Reporting for the US resolution group is prepared in accordance with local regulatory rules. The US accounting standard for current expected credit losses ('CECL') became effective in 2020. On 31 March 2020, in response to the Covid-19 pandemic, the federal banking agencies issued an interim final rule that provides the option to transition regulatory capital impacts of the new CECL accounting standard over a five-year period. HSBC North America Holdings Inc. elected the five-year transition option and at the start of 2020, capital ratios are reported in accordance with the interim final rule. Leverage exposure and ratio are calculated under the US supplementary leverage ratio rules.

For further details on the Group's MREL and resolution groups, refer to page 19 of the Group's Pillar 3 Disclosures at 31 December 2019 document.

Additional risk management disclosure

The outbreak of Covid-19 has had, and continues to have, a material impact on businesses around the world and the economic environments in which they operate. We have a comprehensive risk management framework through which we are managing the impacts of the outbreak upon our business, customers and staff.

Capital and liquidity

The outbreak will have material impacts on capital and liquidity. This may include credit rating migration, which could negatively impact our risk-weighted assets and capital position, and potential liquidity stress due to, among other factors, increased customer drawdowns, notwithstanding the significant initiatives that governments and central banks have put in place to support funding and liquidity.

Central banks in some markets have also initiated a series of capital measures, including the reduction of certain regulatory capital buffers, to support the ability of banks to supply credit to businesses and households through this period of economic disruption. Some measures may result in restrictions in relation to capital that may limit management's flexibility in managing the business and taking action in relation to capital distribution and capital allocation.

In response to a written request from the UK's PRA, we cancelled the fourth interim dividend. We also announced that until the end of 2020 we will make no quarterly or interim dividend payments or accruals in respect of ordinary shares. As previously disclosed in our Annual Report and Accounts 2019, we also plan to suspend share buy-backs in respect of ordinary shares in 2020 and 2021.

At 31 March 2020, our CET1 ratio was 14.6%, compared with 14.7% at 31 December 2019, and our LCR was 156%. Our capital, funding and liquidity positions will help us to continue supporting our customers throughout the Covid-19 outbreak.

Prudent valuation adjustment

To achieve the degree of certainty prescribed for prudent valuation, banks must adjust fair valued exposures for valuation uncertainties and deduct the resulting prudent valuation adjustment ('PVA') charge from CET1.

Market turmoil caused by the Covid-19 outbreak saw asset price dispersion, bid-offer spreads and subsequent hypothetical exit costs significantly increase, leading to a material increase of the PVA charge in 1Q20 when compared with 4Q19. Where relevant, processes for calculating PVA were adapted to cope with sudden market dislocations. However, HSBC has not applied the temporary increase of diversification benefit announced by the EBA on 22 April as it has not yet taken effect.

Credit risk
Due to the change in credit conditions in the first quarter, we have adopted a number of mitigating actions to support our customers. Relief programmes across our retail portfolios include government-supported and industry-wide short-term payment holidays for mortgages, short-term targeted principal payment suspensions, longer-term targeted customer concessions and the extension of credit lines and personal relief loans.

As part of our continuous model monitoring process, we have not identified any impact on our retail IRB models based on the quarter's results. There are some indicators of early delinquency, which will be monitored closely throughout the next quarter.

As better information emerges on the impact of Covid-19 on the credit conditions of loan portfolios and groups of borrowers, credit risk evaluations will be modified accordingly. We will continue to monitor the credit risk within our business and take the appropriate course of mitigating actions that help support our business and customers.

For further details regarding Covid-19 and its effect on our credit risk disclosures, see page 18 in the 1Q20 Earnings Release statement.

Non-financial risk
Business continuity plans have been enacted across our major locations. We continue to plan and manage the impact of extraordinary public health measures on our operations (e.g. school closures and travel restrictions).

To date, no major impacts to supply chain have been experienced. We utilise global partners that have confirmed they have resources to support HSBC.

Incident management forums are being held frequently at business and geographic levels to share macro updates and assess action required to continue managing the rapidly evolving situation. These steps are helping us manage the increased resilience risk arising from these contingency arrangements as we continue to service our customers.

Market risk

In 1Q20, the period-end values for the three types of market risk capital models changed as follows:

●    The increase in value at risk ('VaR') when compared with 2019 was driven by elevated realised volatility in March 2020, which fed into the VaR calibration.  However, the risk was actively managed during the period, and the 1Q20 period- end VaR and maximum VaR value were within the 2019 operating range for VaR.

●    The reduction in stressed VaR was primarily due to the lower contribution of flow rates activities. Period-end stressed VaR was lower than the period-end VaR. The more volatile market data observed in March 2020 will be included in the calibration of the period of stress for stressed VaR calculation starting from 2Q20.

●    The rise in the incremental risk charge was consistent with the normal variability of trading activity and inventory.

For further information on our current policies and practices for the management of market risk, see the 'Market risk' section on page 64 of the Pillar 3 Disclosures at 31 December 2019.

IMA values for trading portfolios (MR3)1
		At
		31 Mar 2020	31 Dec 2019
		$m	$m
VaR (10 day 99%)
1	Maximum value	176.2	185.2
2	Average value	136.0	149.3
3	Minimum value	108.8	116.8
4	Period end	176.2	128.0
Stressed VaR (10 day 99%)
5	Maximum value	197.7	222.8
6	Average value	161.2	172.3
7	Minimum value	138.1	133.1
8	Period end	170.3	222.8
Incremental risk charge (99.9%)
9	Maximum value	734.4	1,076.9
10	Average value	611.3	706.2
11	Minimum value	525.8	448.9
12	Period end	734.4	465.8

1     The maximum, average and minimum values at 31 March 2020 are calculated over the current reporting period of three months. The comparatives at 31 December 2019 are taken from the prior reporting period of six months.

Comparison of VaR estimates with gains/losses1
VaR back-testing exceptions against actual profit and loss ($m)

PLEASE CLICK ON THE LINK BELOW TO VIEW THE ASSOCIATED CHART

http://www.rns-pdf.londonstockexchange.com/rns/4576M_1-2020-5-11.pdf

VaR back-testing exceptions against hypothetical profit and loss ($m)

PLEASE CLICK ON THE LINK BELOW TO VIEW THE ASSOCIATED CHART

http://www.rns-pdf.londonstockexchange.com/rns/4576M_1-2020-5-11.pdf

1     Back-testing exceptions are disclosed with reference to the day that the profit or loss causing the exception was incurred. In prior periods, the reference date was the day when the comparative VaR was generated. As a result, the first profit exception in January 2020 has been included in the graphs for 1Q20.

In 1Q20, the Group experienced 11 profit and two loss back-testing exceptions against actual profit and loss. The Group also experienced seven profit back-testing exceptions and six loss back-testing exceptions against hypothetical profit and losses. The high number of hypothetical back-testing exceptions that occurred in February and March 2020 was primarily due to the extreme market volatility resulting from the economic impact of the Covid-19 outbreak, which was significantly greater than the volatility used in the model calibration.

In recognition of the exceptional market environment, the PRA has granted temporary relief, valid for six months, that permits UK firms, including HSBC, to offset the impact of the higher VaR multiplier resulting from exceptions that occurred after the onset of the Covid-19 outbreak. This offset is against incremental risks-not-in-VaR market risk capital requirements.

The hypothetical profit and loss reflects the profit and loss that would be realised if positions were held constant from the end of one trading day to the end of the next. This measure of profit and loss does not align with how risk is dynamically hedged, and is not therefore necessarily indicative of the actual performance of the business. Accordingly, of the six loss back-testing exceptions against hypothetical profit and losses, only the largest exception in March corresponded to a loss exception against actual profit and loss. The two loss exceptions against actual profit and loss that occurred in the second half of March comprised:

●    a loss exception due partly to unprecedented widening of the gold exchange-for-physical basis, reflecting Covid-19-related challenges in gold refining and transportation, which affected HSBC's gold leasing and financing business and other gold hedging activity leading to mark-to-market losses. Additional loss drivers on this trading day included a significant reduction in foreign exchange and equity volatilities, and a material tightening of credit spreads; and

●    a loss exception at the end of March driven mainly by increases to month-end valuation adjustments, which were recalibrated to reflect changes in liquidity and bid-offer market conditions over the course of the month relative to February month-end.

Despite the high number of loss exceptions, performance of the VaR model was in line with expectations when considered in the context of the extraordinary market movements observed in March 2020. During this period, market risk continued to be managed using a complementary set of exposure measures and limits, including stress and scenario analysis. This ensured that the business was prudently managed and performed well across the period.

Abbreviations

1Q20	First quarter of 2020
4Q19	Fourth quarter of 2019
$	United States dollar

A
AIRB1	Advanced internal ratings based approach
ALCM	Asset, Liability and Capital Management
AT1 capital	Additional tier 1 capital
AVA	Additional value adjustment

B
BCBS	Basel Committee on Banking Supervision
BoE	Bank of England

C
CCR1	Counterparty credit risk
CCyB1	Countercyclical capital buffer
CECL	Current expected credit losses
CET11	Common equity tier 1
CRM1	Credit risk mitigation/mitigant
CRD IV1	Capital Requirements Regulation and Directive
CRR1	Customer risk rating
CRR II	Revised Capital Requirements Regulation, as implemented
CVA1	Credit valuation adjustment

D
D-SIB	Domestic systemically important bank
E
EAD1	Exposure at default
EBA	European Banking Authority
EC	European Commission
ECA	Export Credit Agency
ECAI	External Credit Assessment Institution
ECL1	Expected credit losses
EEA	European Economic Area
EL1	Expected loss
EU	European Union

F
FCA	Financial Conduct Authority
FIRB1	Foundation internal ratings based approach
Fitch	Fitch Ratings
FPC1	Financial Policy Committee (UK)
FRTB	Fundamental Review of the Trading book
FSB	Financial Stability Board
FSVC	Financial System Vulnerabilities Committee

G
GAC	Group Audit Committee
GB&M	Global Banking and Markets, a global business
GMB	Group Management Board
GPB	Global Private Banking, a global business
GRC	Group Risk Committee
Group	HSBC Holdings together with its subsidiary undertakings
G-SIB1	Global systemically important bank
G-SII	Global systemically important institution

H
HKMA	Hong Kong Monetary Authority
Hong Kong	The Hong Kong Special Administrative Region of the People's Republic of China
HQLA	High-quality liquid assets
HSBC	HSBC Holdings together with its subsidiary undertakings

I
IAA	Internal Assessment Approach
ICAAP1	Internal Capital Adequacy Assessment Process
IFRSs	International Financial Reporting Standards
ILAA	Individual Liquidity Adequacy Assessment
IMA1	Internal Models Approach
IMM1	Internal Model Method
IRB1	Internal ratings based approach
IRRBB	Interest rate risk in the banking book
IRC	Incremental risk charge

L
LCR1	Liquidity Coverage Ratio
LGD1	Loss given default

M
MENA	Middle East and North Africa
Moody's	Moody's Investor Service
MPE	Multiple point of entry
MREL	Minimum requirements for own funds and eligible liabilities

N
NCOA	Non-credit obligation asset
NPL	Non-performing loans

O
ORMF	Operational risk management framework
OTC1	Over-the-counter

P
PD1	Probability of default
PFE	Potential future exposure
PRA1	Prudential Regulation Authority (UK)
PVA	Prudent valuation adjustment

Q
QCCP	Qualifying Central Counterparty

R
RBM1	Ratings Based Method
RBWM	Retail Bank and Wealth Management, a global business
Retail IRB1	Retail internal ratings based approach
RMM	Risk Management Meeting of the GMB
RNIV	Risks not in VaR
RWA1	Risk-weighted asset

S
SA/STD1	Standardised approach
SA-CCR	Standardised approach for counterparty credit risk
S&P	Standard and Poor's rating agency
SFM	Supervisory Formula Method
SFT	Securities Financing Transactions
SME	Small- and medium-sized enterprise
SPE1	Special Purpose Entity
SRB1	Systemic Risk Buffer
SSFA/SFA	Simplified supervisory formula approach
SVaR	Stressed Value at risk

T
TLAC1	Total loss absorbing capital
T1 capital1	Tier 1 capital
T2 capital1	Tier 2 capital

U
UK	United Kingdom
US	United States

V
VaR1	Value at risk

1     Full definition included in the Glossary published on HSBC website www.hsbc.com

Cautionary statement regarding forward-looking statements

This Q1 Pillar 3 2020 contains certain forward-looking statements with respect to HSBC's financial condition, results of operations and business, including the strategic priorities and 2020 financial, investment and capital targets described herein.

Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'targets', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.

Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:

●    changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment and creditworthy customers beyond those factored into consensus forecasts (including, without limitation, as a result of the Covid-19 outbreak); the Covid-19 outbreak, which could have adverse impacts on our income due to lower lending and transaction volumes, lower wealth and insurance manufacturing revenue, and lower interest rates globally, as well as, more generally, material adverse impacts on our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Covid-19 outbreak); potential changes in future dividend policy; changes in foreign exchange rates and interest rates, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; other unfavourable political or diplomatic developments producing social instability or legal uncertainty, such as the unrest in Hong Kong, which in turn may affect demand for our products and services; climate change, which may cause both idiosyncratic and systemic risks resulting in potential financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks' policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the expected discontinuation of certain key Ibors and the development of alternative risk-free benchmark rates, which may require us to enhance our capital position and/or position additional capital in specific subsidiaries; and price competition in the market segments we serve;

●    changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the Covid-19 outbreak); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK's exit from the EU, which may result in a prolonged period of uncertainty, unstable economic conditions and market volatility, including currency fluctuations; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and

●    factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our targets which may result in our failure to achieve any of the expected benefits of our strategic initiatives; model limitations or failure, which may require us to hold additional capital and incur losses; changes to the judgments, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit rating assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in accounting standards, which may have a material impact on the way we prepare our financial statements; changes in our ability to manage third-party, fraud and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; and changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and skilled personnel. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; and our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in 'Top and emerging risks' on pages 76 to 81 of the Annual Report and Accounts 2019.

HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
Telephone: 44 020 7991 8888
www.hsbc.com
Incorporated in England with limited liability
Registered number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 11 May 2020